Rosa Vieira
Senior Officer, Client Services
Telephone: 416.361.0930 ext. 227
Email: rvieira@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

November 14, 2005

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: METALLICA RESOURCES INC.

We are pleased to confirm that copies of the following materials were mailed to shareholders on the supplemental shareholder list on November 14, 2005.

1. Third Quarter Report - Nine Months Ended September 30, 2005 which included Management's Discussion and Analysis.

Yours Truly,

EQUITY TRANSFER SERVICES INC.